                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 20)*

                    Under the Securities Exchange Act of 1934


                               ZAPATA CORPORATION
                               ------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                           (Title of Class Securities)

                                    989070602
                                    ---------
                                 (CUSIP Number)

                               WILLIAM SONDERICKER
                  MALCOLM I. GLAZER FAMILY LIMITED PARTNERSHIP
                               270 COMMERCE DRIVE
                            ROCHESTER, NEW YORK 14623
                                 (585) 359-3000

                  (Name, Address and Telephone Number of Person
                Authorized to receive Notices and Communications)

                                DECEMBER 2, 2005
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).


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--------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Malcolm I. Glazer Family Limited Partnership
      86-0846220
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

      (a)  / /
      (b)  /X/
--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      N/A
--------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           / /
--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
--------------------------------------------------------------------------------
                  (7)   SOLE VOTING POWER

 NUMBER OF              10,073,112 shares
   SHARES         --------------------------------------------------------------
BENEFICIALLY      (8)   SHARED VOTING POWER
  OWNED BY
    EACH                0
 REPORTING        --------------------------------------------------------------
   PERSON         (9)   SOLE DISPOSITIVE POWER
    WITH
                        10,073,112 shares
                  --------------------------------------------------------------
                  (10)  SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,073,112 shares

--------------------------------------------------------------------------------
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      / /
--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      51.9%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------


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--------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Malcolm I. Glazer
      ###-##-####

--------------------------------------------------------------------------------

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

      (a) / /
      (b) /X/
--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      N/A
--------------------------------------------------------------------------------

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           / /
--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  (7)   SOLE VOTING POWER

   NUMBER               10,073,112 shares
 OF SHARES        --------------------------------------------------------------
BENEFICIALLY
  OWNED BY        (8)   SHARED VOTING POWER
    EACH
  REPORTING             0
   PERSON         --------------------------------------------------------------
    WITH          (9)   SOLE DISPOSITIVE POWER

                        10,073,112 shares
                  --------------------------------------------------------------
                  (10)  SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,073,112 shares
--------------------------------------------------------------------------------
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      / /

--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      51.9%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------


                                      -3-
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      This Amendment No. 20 ("Amendment No. 20") amends and supplements the
Schedule 13D and statement attached thereto, as previously amended ("Schedule 13D"), filed on behalf of Malcolm I. Glazer ("Glazer") and the Malcolm I. Glazer Family Limited Partnership (the "Glazer LP" and collectively with Glazer, the "Reporting Persons") relating to the common stock, par value $.01 per share, of Zapata Corporation ("Zapata"), and is hereby filed on behalf of the Reporting Persons. All capitalized terms used in this Amendment No. 20 and not otherwise defined herein have the meanings previously ascribed to such terms in the
Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      As previously reported by the Reporting Persons, in connection with the sale by Zapata of its 4,162,394 shares of common stock in Safety Components International, Inc. ("Safety Components") to WLR Recovery Fund II, L.P. and WLR Recovery Fund III, L.P. (collectively, the "WLR Funds") pursuant to the terms of a Stock Purchase Agreement dated September 23, 2005, as amended by Amendment No. 1 and Joinder dated September 26, 2005, the Glazer LP granted an irrevocable proxy and entered into a voting agreement with the WLR Funds. Limited voting power was granted with respect to the 10,073,112 shares of Zapata common stock (the "Zapata Shares") to the WLR Funds, to vote in favor of the sale by Zapata under the Stock Purchase Agreement, and any action in furtherance of the transactions contemplated in the Stock Purchase Agreement, and against any action, agreement or proposal made in opposition to, or in competition therewith. On December 2, 2005, Zapata completed the sale of its shares of Safety Components common stock in accordance with the terms of the Stock Purchase Agreement. As a result of the sale, the WLR Funds no longer have any voting or other interest with respect to the Zapata Shares.

      The description of the irrevocable proxy and voting agreement contained in this Schedule 13D are qualified in their entirety by reference to such agreements, copies of which were attached to Amendment No. 19 to this Schedule 13D and are incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 1 Voting Agreement dated September 23, 2005 among the Malcolm I. Glazer Family Limited Partnership and WLR Recovery Fund III, L.P., as amended by Amendment No. 1 and Joinder dated September 26, 2005 (incorporated by reference to Exhibit 1 to
                  Schedule 13D/A of Malcolm I. Glazer and the Malcolm I. Glazer Family Limited Partnership filed with the SEC on October 3,
                  2005) (SEC File No. 005-19362)

      Exhibit 2 Irrevocable Proxy of the Malcolm I. Glazer Family Limited Partnership to WLR Recovery Fund III, L.P., as amended by Amendment No. 1 and Joinder dated September 26, 2005 (incorporated by reference to Exhibit 2 to Schedule 13D/A of Malcolm I. Glazer and the Malcolm I. Glazer Family Limited Partnership filed with the SEC on October 3, 2005) (SEC File No. 005-19362)


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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: December 12, 2005

                                    Malcolm I. Glazer Family Limited Partnership

                                    By:    Malcolm I. Glazer GP, Inc.,
                                           as its General Partner

                                    By:    /s/ Malcolm I. Glazer
                                           -------------------------------------
                                    Name:  Malcolm I. Glazer
                                    Title: President

                                    /s/ Malcolm I. Glazer
                                    --------------------------------------------
                                    Malcolm I. Glazer


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